BAOSHENG MEDIA GROUP HOLDINGS LIMITED

Via EDGAR

Mr. Nicholas Nalbantian

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

September 22, 2023

Re:	Baosheng Media Group Holdings Limited
Registration Statement on Form F-3, as amended (File No. 333-273720)
Filed September 13, 2023

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Baosheng Media Group Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. E.T. on September 26, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Shasha Mi
Name:	Shasha Mi
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC